April 30, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Nokia Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on April 30, 2014.

Respectfully submitted,

NOKIA CORPORATION

/s/ Kristian Pullola	/s/ Riikka Tieaho
Kristian Pullola	Riikka Tieaho
Senior Vice President, Corporate Controller	Vice President, Corporate Legal